SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. [__])*

Angel Oak Mortgage, Inc.
(Name of Issuer)

Common Stock, par value $0.01 par value per share
(Title of Class of Securities)

03464Y108
(CUSIP Number)

Shulamit Leviant, Esq.
c/o Davidson Kempner Capital Management LP
520 Madison Avenue, 30th Floor
New York, New York 10022
(212) 446 4053

With a copy to:

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 14 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03464Y108	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Xylem Finance LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,304,360
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,304,360
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,304,360
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.64%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 03464Y108	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,304,360
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,304,360
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,304,360
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.64%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03464Y108	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Anthony A. Yoseloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,304,360
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,304,360
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,304,360
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.64%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03464Y108	SCHEDULE 13D	Page 5 of 12 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.01 per share (the "Common Stock") of Angel Oak Mortgage, Inc., a Maryland corporation (the "Issuer"). The Issuer's principal executive offices are located at 3344 Peachtree Road NE, Suite 1725, Atlanta, Georgia 30326.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i)	Xylem Finance LLC, a Delaware limited liability company ("Xylem"). DKCM (as defined below) is the investment manager of Xylem. DKCM is responsible for the voting and investment decisions of Xylem.

(ii)	Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission, acts as investment manager to Xylem ("DKCM"). DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The managing members of DKCM are Anthony A. Yoseloff, Eric P. Epstein, Conor Bastable, Shulamit Leviant, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris and Suzanne K. Gibbons (collectively, the "Managing Members"); and

(iii)	Anthony A. Yoseloff, through DKCM, is responsible for the voting and investment decisions relating to the securities held by Xylem reported herein.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the principal business office of each of the Reporting Persons is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022.

CUSIP No. 03464Y108	SCHEDULE 13D	Page 6 of 12 Pages

(c)	The principal business of Xylem is to invest in securities. The principal business of DKCM is the management of the affairs of Xylem and investment funds. The principal business of Mr. Anthony A. Yoseloff is to invest for funds and accounts under his management.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(f)	(i)	Xylem – a Delaware limited liability company

	(ii)	DKCM – a Delaware limited partnership

	(iii)	Anthony A. Yoseloff – United States

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Immediately prior to the completion of the Issuer's initial public offering (the "IPO"), and pursuant to the terms of the limited partnership agreement of Angel Oak Mortgage Fund (as defined in Item 4), Angel Oak Mortgage Fund distributed to Xylem, in-kind and proportionate to Xylem's limited partnership interest in the Angel Oak Mortgage Fund, the 7,304,360 shares of Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

In connection with Xylem's investments prior to the completion of the IPO, Xylem was granted rights to receive a share of revenues received by the manager of the Issuer under such parties' management agreement.

On June 21, 2021, the Issuer completed the IPO. In connection with the IPO, and affiliate of Xylem, in its capacity as a limited partner in Angel Oak Mortgage Fund, LP ("Angel Oak Mortgage Fund"), a private investment fund formed in February 2018 that, prior to the completion of the IPO and certain other events, owned all of the Common Stock of the Issuer, received, pursuant to the terms of the limited partnership agreement of Angel Oak Mortgage Fund, 7,304,360 shares of Common Stock, representing approximately 27.87% of the outstanding Common Stock of the Issuer.

CUSIP No. 03464Y108	SCHEDULE 13D	Page 7 of 12 Pages

On June 21, 2021, the Issuer and Xylem entered in a shareholder rights agreement (the "Shareholder Rights Agreement"), pursuant to which Xylem, subject to certain limitations, will have the right to designate one nominee for election to the board of directors of the Issuer (the "Board") for so long as the Xylem and its affiliates (i) maintain beneficial ownership of shares of Common Stock equal to at least 10% of the shares of Common Stock then-outstanding or (ii) are one of the largest three (3) beneficial owners of shares of Common Stock and maintain beneficial ownership, in the aggregate, of shares of Common Stock equal to at least 7% of the shares of Common Stock then-outstanding. Pursuant to the Shareholder Rights Agreement, Xylem has designated Vikram Shankar, who was previously a Managing Director at DKCM. The foregoing description of the Shareholder Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Shareholder Rights Agreement, which is attached as Exhibit 10.5 to Amendment No. 1 to the Issuer's Registration Statement on Form S-11 filed by the Issuer with the SEC on June 8, 2021 (the "Registration Statement") and is incorporated herein by reference as Exhibit 1.

In addition, on June 21, 2021, Xylem entered into a registration rights agreement (the "Registration Rights Agreement") with the Issuer. The Registration Rights Agreement provides certain "demand" and shelf registration rights and customary "piggyback" registration rights with respect to such shares of Common Stock held by Xylem. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify Xylem against certain liabilities which may arise under the Securities Act. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is attached as Exhibit 10.8 to the Registration Statement and is incorporated herein by reference as Exhibit 2.

The Reporting Persons may engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons' investment in the Common Stock and the Issuer, including, without limitation, matters concerning the business, operations, governance, board composition, director candidates, management, capitalization and strategic plans of the Issuer or of any subsidiary of the Issuer or other entity in which the Issuer may have an investment (the foregoing "Related Entities"). From time to time, the Reporting Persons may send letters to the Board or certain members of management of the Issuer expressing their views on, among other things, the value of the shares of Common Stock. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the business, operations, governance, board composition, director candidates, management, capitalization or strategic plans of the Issuer or any Related Entity, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 03464Y108	SCHEDULE 13D	Page 8 of 12 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the financial position and strategic direction, actions taken by management of the Issuer, the Board or any Related Entity, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer and/or any Related Entity as they deem appropriate, including, without limitation, proposing or nominating director candidates to the Board or the board of directors of any Related Entity, proposing changes in the operations, governance, capitalization, use of capital, financial metrics, capital allocations, corporate structure, including acquisitions or dispositions of the Issuer or any Related Entity, purchasing additional, or selling some or all of, their shares of Common Stock or shares of any Related Entity, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock or shares of any Related Entity and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Stock or shares of any Related Entity.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 25,502,997 shares of Common Stock issued and outstanding as of June 21, 2021 immediately following the IPO, as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on June 21, 2021.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 03464Y108	SCHEDULE 13D	Page 9 of 12 Pages

(c)	See Items 3 and NTD: Subject to change based on the exercise of the underwriter's over-allotment option.4. Other than as set forth herein, there have been no transactions in the shares of Common Stock effected by the Reporting Persons in the past sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person's response to Item 4 is incorporated by reference into this Item 6.

Other than as described in this Schedule 13D and the Joint Filing Agreement attached as Exhibit 3 hereto, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons or Instruction C Persons and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Form of Shareholder Rights Agreement, by and between the Issuer and Xylem (incorporated by reference to Exhibit 10.5 to the Registration Statement).

Exhibit 2:	Registration Rights Agreement, by and between the Issuer and Xylem (incorporated by reference to Exhibit 10.8 to the Registration Statement).

Exhibit 3:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 03464Y108	SCHEDULE 13D	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: July 1, 2021	/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (x) for itself and (y) as Investment Manager of of Xylem Finance LLC.

CUSIP No. 03464Y108	SCHEDULE 13D	Page 11 of 12 Pages

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Ordinary Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D, except to the extent such Instruction C Person is a Reporting Person in which case such Instruction C Person's beneficial ownership is as set forth in Item 5 of the Schedule 13D.

REPORTING PERSON: XYLEM FINANCE LLC ("XYLEM")

Midtown Acquisitions GP LLC ("Midtown GP") serves as the Manager of Xylem. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the Manager of Xylem and other affiliates of DKCM. Midtown GP is a Delaware limited liability company.

Anthony A. Yoseloff serves as the Executive Managing Member of Midtown GP. Gabriel T. Schwartz and Patrick W. Dennis are Co-Deputy Executive Managing Members of Midtown GP. Joshua D. Morris, Morgan P. Blackwell, Conor Bastable and Suzanne K. Gibbons serve as Managers of Midtown GP. The business address of each of the foregoing persons is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. The principal occupation of each of the foregoing persons is to invest for funds and accounts managed by DKCM, and each such person is a United States citizen.

REPORTING PERSON: DAVIDSON KEMPNER CAPITAL MANAGEMENT LP ("DKCM")

DKCM GP LLC ("DKCM GP") serves as the general partner of DKCM. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKCM. DKCM GP is a Delaware limited liability company.

The Managing Members serve as the managing members of DKCM. The business address of each Managing Member is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. The principal occupation of each Managing Member is to invest for funds and accounts under their management. Each Managing Member is a United States citizen.

CUSIP No. 03464Y108	SCHEDULE 13D	Page 12 of 12 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: July 1, 2021	/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (x) for itself and (y) as Investment Manager of Xylem Finance LLC.